UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ken Aikawa
Name:	Ken Aikawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2021

August 2, 2021

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting Office, Financial Planning Division
TEL (03) 5218-8890
Quarterly securities report issuing date:	August 13, 2021
Dividend payment date:	-
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2021

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the three months ended
June 30, 2021	1,503,727	(11.4)	460,323	65.7	383,082	108.8
June 30, 2020	1,697,631	(5.8)	277,753	(38.4)	183,492	(52.9)

(*)	Comprehensive income

                         June 30, 2021: 770,361 million yen, 116.8% ;                     June 30, 2020: 355,401 million yen, (30.1) %

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the three months ended
June 30, 2021	29.84	29.75
June 30, 2020	14.29	14.25

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
June 30, 2021	362,061,176	18,303,291	4.8
March 31, 2021	359,473,515	17,716,257	4.7

(Reference) Shareholders’ equity as of    June 30, 2021: 17,368,190 million yen;     March 31, 2021: 16,802,572 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

                        (Total net assets - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2021	—	12.50	—	12.50	25.00
ending March 31, 2022	—
ending March 31, 2022 (Forecast)		13.50	—	13.50	27.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2022 (Consolidated)

MUFG has the target of 850.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2022. (There is no change to our earnings target released on May 17, 2021.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2021	13,581,995,120 shares
	March 31, 2021	13,581,995,120 shares
(B) Treasury stocks:	June 30, 2021	748,069,053 shares
	March 31, 2021	737,192,810 shares
(C) Average outstanding stocks:	Three months ended June 30, 2021	12,839,240,666 shares
	Three months ended June 30, 2020	12,840,897,893 shares

ø This “Consolidated Summary Report”(Quarterly“Tanshin”) is outside the scope of the external auditor’s quarterly review procedure.

ø Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’Equity	6
(5) Changes in Accounting Policies	6
(6) Changes in Presentation of Financial Information	6
(7) Additional Information	7

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Three Months Ended June 30, 2021”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2021	As of June 30, 2021
Assets:
Cash and due from banks	102,980,711	108,263,514
Call loans and bills bought	730,506	593,519
Receivables under resale agreements	13,942,910	12,509,479
Receivables under securities borrowing transactions	3,394,376	2,773,564
Monetary claims bought	5,982,876	5,973,030
Trading assets	20,552,367	20,252,931
Money held in trust	1,283,179	1,271,140
Securities	77,122,074	79,730,962
Loans and bills discounted	107,183,069	104,834,607
Foreign exchanges	1,915,010	1,965,393
Other assets	12,406,158	11,546,577
Tangible fixed assets	1,296,402	1,286,961
Intangible fixed assets	1,436,098	1,463,661
Net defined benefit assets	1,210,577	1,242,556
Deferred tax assets	137,988	162,464
Customers’ liabilities for acceptances and guarantees	9,004,749	9,259,805
Allowance for credit losses	(1,105,541)	(1,068,995)

Total assets	359,473,515	362,061,176

Liabilities:
Deposits	211,521,257	213,851,593
Negotiable certificates of deposit	8,099,119	8,907,698
Call money and bills sold	2,330,808	2,118,364
Payables under repurchase agreements	24,483,519	26,543,816
Payables under securities lending transactions	836,351	564,483
Commercial papers	1,810,350	1,508,196
Trading liabilities	14,002,667	13,105,750
Borrowed money	31,110,465	30,850,491
Foreign exchanges	2,105,245	2,078,187
Short-term bonds payable	1,043,001	978,001
Bonds payable	12,908,505	12,919,495
Due to trust accounts	11,208,570	10,735,881
Other liabilities	9,754,731	8,809,275
Reserve for bonuses	118,358	55,964
Reserve for bonuses to directors	1,816	896
Reserve for stocks payment	10,915	11,012
Net defined benefit liabilities	88,914	91,595
Reserve for retirement benefits to directors	872	719
Reserve for loyalty award credits	18,312	18,860
Reserve for contingent losses	183,855	171,358
Reserves under special laws	4,642	4,642
Deferred tax liabilities	1,008,650	1,072,068
Deferred tax liabilities for land revaluation	101,577	99,723
Acceptances and guarantees	9,004,749	9,259,805

Total liabilities	341,757,258	343,757,885

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2021	As of June 30, 2021
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	977,287	977,287
Retained earnings	11,200,087	11,419,329
Treasury stock	(502,794)	(509,730)

Total shareholders’ equity	13,816,094	14,028,399

Net unrealized gains (losses) on available-for-sale securities	2,583,417	2,544,261
Net deferred gains (losses) on hedging instruments	131,566	170,711
Land revaluation excess	149,183	145,488
Foreign currency translation adjustments	9,953	373,640
Remeasurements of defined benefit plans	163,189	154,838
Debt value adjustments of foreign subsidiaries and affiliates	(50,832)	(49,148)

Total accumulated other comprehensive income	2,986,478	3,339,790

Non-controlling interests	913,684	935,101

Total net assets	17,716,257	18,303,291

Total liabilities and net assets	359,473,515	362,061,176

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2020	For the three months ended June 30, 2021
Ordinary income	1,697,631	1,503,727
Interest income	764,995	632,043
Interest on loans and bills discounted	508,898	406,219
Interest and dividends on securities	113,704	135,153
Trust fees	36,796	35,508
Fees and commissions	348,711	406,998
Trading income	115,423	93,724
Other operating income	330,146	90,667
Other ordinary income	101,558	244,785
Ordinary expenses	1,419,877	1,043,403
Interest expenses	295,994	135,143
Interest on deposits	93,811	49,095
Fees and commissions	72,823	77,203
Trading expenses	—	39,386
Other operating expenses	166,480	50,126
General and administrative expenses	671,620	671,518
Other ordinary expenses	212,958	70,025

Ordinary profits	277,753	460,323

Extraordinary gains	8,927	65,997
Gains on disposition of fixed assets	8,927	9,473
Gains on change in equity	—	56,524
Extraordinary losses	22,845	29,550
Losses on disposition of fixed assets	1,643	2,410
Losses on impairment of fixed assets	4,512	7,482
Provision for reserve for contingent liabilities from financial intruments transactions	108	—
Losses on change in equity	16,580	19,657

Profits before income taxes	263,836	496,770

Income taxes-current	95,641	62,948
Income taxes-deferred	(32,760)	30,830

Total taxes	62,881	93,779

Profits	200,954	402,991

Profits attributable to non-controlling interests	17,462	19,909

Profits attributable to owners of parent	183,492	383,082

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the three months ended June 30, 2020	For the three months ended June 30, 2021
Profits	200,954	402,991
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	278,183	(18,698)
Net deferred gains (losses) on hedging instruments	16,602	37,094
Foreign currency translation adjustments	(252,646)	251,347
Remeasurements of defined benefit plans	5,443	(8,812)
Share of other comprehensive income of associates accounted for using equity method	106,863	106,439

Total other comprehensive income	154,446	367,369

Comprehensive income	355,401	770,361

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	364,293	740,089
Comprehensive income attributable to non-controlling interests	(8,891)	30,271

5

Mitsubishi UFJ Financial Group, Inc.

(3) Notes on Going-Concern Assumption

None.

(4) Notes for Material Changes in Shareholders’ Equity

None.

(5) Changes in Accounting Policies

(Accounting Standard for Revenue Recognition)

Accounting Standard Board of Japan (“ASBJ”) Statement No. 29, “Accounting Standard for Revenue Recognition ”(ASBJ, March 30, 2018) and ASBJ Guidance No. 30, “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ, March 30, 2018) are applied from the beginning of the three months ended June 30, 2021. Under these accounting standards, revenue is recognized in an amount expected to be received in exchange for goods or services when control of promised goods or services is transferred to a customer. A primary change resulting from the application of these accounting standards relates to revenue from annual membership fees recorded as income from the credit card business. Such revenue was previously recognized when received from customers but is currently recognized over the period in which the services are provided.

In accordance with the transitional measures set forth in the proviso in paragraph 84 of the Accounting Standard for Revenue Recognition, the cumulative effect of retroactively applying the new accounting policy to reporting periods prior to the beginning of the three months ended June 30, 2021 was recognized as adjustments to retained earnings at the beginning of the three months ended June 30, 2021, and the new accounting policy is applied from the beginning of the three months ended June 30, 2021 as a change in MUFG’s accounting policies. However, due to application of the method set forth in paragraph 86 of the Accounting Standard for Revenue Recognition, the new accounting policy was not retroactively applied to a contract for which substantially all of the revenue had been recognized in accordance with the previous accounting treatment prior to the beginning of the three months ended June 30, 2021.

As a result, at the beginning of the three months ended June 30, 2021, retained earnings decreased by ¥6,617 million. The impact on each of fees and commissions income, ordinary profits and profits before income taxes for the three months ended June 30, 2021 is not significant.

In accordance with the transitional measures set forth in paragraph 28-15 of ASBJ Statement No.12, “Accounting Standard for Quarterly Financial Reporting” (ASBJ, March 31, 2020) information on breakdowns of revenues from contracts with customers for the three months ended June 30, 2020 is not disclosed.

(6) Changes in Presentation of Financial Information

From the beginning of the three months ended June 30, 2021, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses.

This reflects the change made in the presentation of expenses corresponding to income related to credit cards, which is recorded as fees and commissions income, as a result of a review of fees and commissions income that was conducted in connection with the adoption of ASBJ Statement No. 29, “Accounting Standard for Revenue Recognition” and ASBJ Guidance No. 30, “Implementation Guidance on Accounting Standard for Revenue Recognition” from the beginning of the three months ended June 30, 2021, to disclose financial information in a manner that more closely reflects the actual economic situation.

In order to reflect this change in the presentation of the financial information, the consolidated financial statements for the three months ended June 30, 2020, have been retroactively restated.

As a result, fees and commissions expenses of ¥55,757 million and general and administrative expenses of ¥688,686 million previously presented in the consolidated statement of income for the three months ended June 30, 2020 have been restated, resulting in the current presentation of fees and commissions expenses of ¥72,823 million and general and administrative expenses of ¥671,620 million.

6

Mitsubishi UFJ Financial Group, Inc.

(7) Additional Information

(Estimated impact of the COVID-19 pandemic relating to provision for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, the COVID-19 pandemic has had a significant impact on the financial position and operating results of certain counterparties. Determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, the Bank, our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. When making adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, the subsidiary takes into account the rate of increase in the credit loss rate or the default probability in a more recent period, especially in light of the deterioration in the economic environment under the COVID-19 pandemic. The amount of impact of these adjustments was ¥24,570 million for the three months ended June 30, 2021(¥30,846 million for the fiscal year ended March 31, 2021).

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted Adoption of U.S. Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Losses on Financial Instruments,” and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes selection of multiple economic forecast scenarios and determination of the values of the macroeconomic variables used in such economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, selected economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment, including the outlook relating to the COVID-19 pandemic, with respect to which objective data are not readily available. The outlook relating to the COVID-19 pandemic, which is expected to further impact our counterparties’ operating environment and the economic environment, remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that the pace of future economic recovery would be generally gradual, although the pace may vary from country to country, as balancing economic activity and pandemic control continues. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the three-month period ended June 30, 2021, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the assumptions were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the six-month period ending September 30, 2021 and subsequent reporting periods due to developments affecting the impact of the COVID-19 pandemic on the financial performance of counterparties or on the economic environment.

(Major overseas subsidiaries’ credit costs which are expected to be reflected in MUFG’s consolidated financial statements as of and for the second quarter of the fiscal year ending March 31, 2022)

Major overseas subsidiaries which were consolidated based on their financial statements as of and for the quarter ended March 31, 2021 adopted ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” the new guidance that introduced the concept of current expected credit loss, as of the beginning of the first quarter of the fiscal year ending December 31, 2020. As a result, these subsidiaries record provision for allowance for credit losses by taking into account certain forecasted information such as macroeconomic indicators.

Under the new guidance, it is currently estimated that the subsidiaries’ total credit costs for the quarter ended June 30, 2021 will be approximately ¥20 billion in total. The subsidiaries’ total credit costs will be reflected in MUFG’s consolidated financial statements as of and for the quarter ending September 30, 2021.

The definition of total credit costs is described in “1. Financial Results” of “Selected Financial Information under Japanese GAAP For the Three Months Ended June 30, 2021”.

7

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2021

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[MUFG Consolidated]*1[BK and TB Combined]*2*3*4
	[BK Non-consolidated][TB Non-consolidated]	1

2. Non Performing Loans Based on the Financial Reconstruction Law	[BK and TB Combined including Trust Account] [BK Non-consolidated][TB Non-consolidated] [TB Non-consolidated : Trust Account]	5

3. Securities	[MUFG Consolidated]
	[BK Non-consolidated][TB Non-consolidated]	6

4. ROE	[MUFG Consolidated]	9

5. Average Interest Rate Spread	[BK and TB Combined]
	[BK Non-consolidated][TB Non-consolidated]	10

6. Loans and Deposits	[BK and TB Combined]
	[BK Non-consolidated][TB Non-consolidated]	11

7. Statements of Trust Assets and Liabilities	[TB Non-consolidated]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2021 (A)	June 30, 2020 (B)
Gross profits	957,131	1,060,824	(103,693)
Gross profits before credit costs for trust accounts	957,131	1,060,824	(103,693)
Net interest income	496,949	469,051	27,898
Trust fees	35,508	36,796	(1,288)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	329,795	275,887	53,907
Net trading profits	54,337	115,423	(61,086)
Net other operating profits	40,540	163,665	(123,125)
Net gains (losses) on debt securities	38,777	165,925	(127,148)
General and administrative expenses	673,678	661,717	11,960
Amortization of goodwill	4,486	3,864	621
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	287,938	402,971	(115,032)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	283,452	399,106	(115,654)
Provision for general allowance for credit losses (2)	—	(53,060)	53,060
Net operating profits*[1]	283,452	346,046	(62,593)
Net non-recurring gains (losses)	176,871	(68,292)	245,163
Credit costs (3)	(34,696)	(106,616)	71,919
Losses on loan write-offs	(32,323)	(40,372)	8,049
Provision for specific allowance for credit losses	—	(60,501)	60,501
Other credit costs	(2,373)	(5,742)	3,368
Reversal of allowance for credit losses (4)	8,339	—	8,339
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	21,213	14,632	6,581
Net gains (losses) on equity securities	66,049	6,001	60,047
Gains on sales of equity securities	76,049	17,523	58,526
Losses on sales of equity securities	(6,836)	(8,028)	1,192
Losses on write-down of equity securities	(3,163)	(3,493)	329
Equity in earnings of equity method investees	119,475	56,652	62,822
Other non-recurring gains (losses)	(3,509)	(38,963)	35,453

Ordinary profits	460,323	277,753	182,570

Net extraordinary gains (losses)	36,446	(13,917)	50,364
Net gains (losses) on disposition of fixed assets	7,062	7,284	(221)
Losses on impairment of fixed assets	(7,482)	(4,512)	(2,970)
Net gains (losses) on change in equity	36,867	(16,580)	53,448
Profits before income taxes	496,770	263,836	232,934
Income taxes-current	62,948	95,641	(32,692)
Income taxes-deferred	30,830	(32,760)	63,590
Total taxes	93,779	62,881	30,898
Profits	402,991	200,954	202,036
Profits attributable to non-controlling interests	19,909	17,462	2,446

Profits attributable to owners of parent	383,082	183,492	199,589

Note:

*1. Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2. From the beginning of the three months ended June 30, 2021, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses.

Accordingly, the financial information for the three months ended June 30, 2020 have been retroactively restated.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(5,143)	(145,044)	139,900

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2021 (A)	June 30, 2020 (B)
Gross profits	498,226	594,891	(96,664)
Gross profits before credit costs for trust accounts	498,226	594,891	(96,664)
Net interest income	306,538	249,486	57,051
Trust fees	28,893	30,048	(1,154)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	112,839	102,745	10,094
Net trading profits	16,237	45,570	(29,332)
Net other operating profits	33,717	167,041	(133,323)
Net gains (losses) on debt securities	36,099	158,051	(121,951)
General and administrative expenses	326,406	336,480	(10,074)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	171,820	258,411	(86,590)
Provision for general allowance for credit losses (2)	—	(6,298)	6,298
Net operating profits	171,820	252,112	(80,291)
Net non-recurring gains (losses)	87,890	(55,079)	142,969
Credit costs (3)	(6,557)	(33,451)	26,894
Losses on loan write-offs	(5,374)	(7,143)	1,769
Provision for specific allowance for credit losses	—	(23,686)	23,686
Other credit costs	(1,182)	(2,621)	1,438
Reversal of allowance for credit losses (4)	21,806	—	21,806
Reversal of reserve for contingent losses included in credit costs (5)	—	85	(85)
Gains on loans written-off (6)	3,909	1,210	2,699
Net gains (losses) on equity securities	63,740	3,225	60,514
Gains on sales of equity securities	73,935	16,028	57,907
Losses on sales of equity securities	(6,924)	(7,922)	998
Losses on write-down of equity securities	(3,271)	(4,880)	1,608
Other non-recurring gains (losses)	4,991	(26,149)	31,141

Ordinary profits	259,710	197,033	62,677

Net extraordinary gains (losses)	1,810	9,221	(7,410)
Income before income taxes	261,521	206,255	55,266
Income taxes-current	41,721	55,062	(13,340)
Income taxes-deferred	16,080	(7,746)	23,826
Total taxes	57,802	47,316	10,486

Net income	203,719	158,938	44,780

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	19,158	(38,453)	57,612

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	135,720	100,359	35,361
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	107,813	104,019	3,793

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2021 (A)	June 30, 2020 (B)
Gross profits	384,460	513,714	(129,254)
Net interest income	241,443	211,955	29,488
Net fees and commissions	89,770	83,936	5,834
Net trading profits	11,021	44,628	(33,606)
Net other operating profits	42,223	173,194	(130,970)
Net gains (losses) on debt securities	39,708	164,587	(124,879)
General and administrative expenses	278,185	287,061	(8,876)
Amortization of goodwill	387	386	1
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	106,662	227,038	(120,376)
Net operating profits before provision for general allowance for credit losses	106,274	226,652	(120,377)
Provision for general allowance for credit losses (1)	—	(6,264)	6,264
Net operating profits	106,274	220,387	(114,113)
Net non-recurring gains (losses)	78,581	(52,983)	131,565
Credit costs (2)	(6,458)	(33,451)	26,992
Reversal of allowance for credit losses (3)	21,748	—	21,748
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	3,909	1,210	2,699
Net gains (losses) on equity securities	54,238	1,848	52,390
Gains on sales of equity securities	64,018	12,792	51,225
Losses on sales of equity securities	(6,903)	(7,844)	940
Losses on write-down of equity securities	(2,875)	(3,099)	224
Other non-recurring gains (losses)	5,142	(22,590)	27,733

Ordinary profits	184,855	167,403	17,452

Net extraordinary gains (losses)	1,957	8,844	(6,887)
Income before income taxes	186,813	176,248	10,564
Income taxes-current	34,764	55,746	(20,981)
Income taxes-deferred	11,154	(12,307)	23,461
Total taxes	45,918	43,439	2,479

Net income	140,894	132,809	8,085

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	19,199	(38,505)	57,705
Provision for general allowance for credit losses	16,161	(6,264)	22,426
Provision for special allowance for credit losses	7,937	(23,686)	31,623
Allowance for credit to specific foreign borrowers	(2,349)	37	(2,386)
Losses on loans write-off	(5,374)	(7,143)	1,769
Provision for contingent losses included in credit costs	(626)	(2,676)	2,050
Gains on loans written-off	3,909	1,210	2,699
Losses on sales of other loans, etc.	(457)	17	(475)

Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	66,566	62,064	4,501
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	40,417	62,168	(21,750)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2021 (A)	June 30, 2020 (B)
Gross profits	113,766	81,177	32,589
Gross profits before credit costs for trust accounts	113,766	81,177	32,589
Trust fees	28,893	30,048	(1,154)
Credit costs for trust accounts (1)	—	—	—
Net interest income	65,094	37,530	27,563
Net fees and commissions	23,068	18,809	4,259
Net trading profits	5,216	941	4,274
Net other operating profits	(8,506)	(6,152)	(2,353)
Net gains (losses) on debt securities	(3,608)	(6,536)	2,927
General and administrative expenses	48,220	49,418	(1,197)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	65,546	31,758	33,787
Provision for general allowance for credit losses (2)	—	(33)	33
Net operating profits	65,546	31,725	33,821
Net non-recurring gains (losses)	9,308	(2,095)	11,404
Credit costs (3)	(98)	—	(98)
Reversal of allowance for credit losses (4)	57	—	57
Reversal of reserve for contingent losses included in credit costs (5)	—	85	(85)
Gains on loans written-off (6)	0	—	0
Net gains (losses) on equity securities	9,501	1,377	8,124
Gains on sales of equity securities	9,917	3,236	6,681
Losses on sales of equity securities	(20)	(78)	57
Losses on write-down of equity securities	(395)	(1,780)	1,384
Other non-recurring gains (losses)	(151)	(3,558)	3,407

Ordinary profits	74,854	29,629	45,225

Net extraordinary gains (losses)	(146)	376	(523)
Income before income taxes	74,708	30,006	44,702
Income taxes-current	6,957	(683)	7,641
Income taxes-deferred	4,926	4,561	365
Total taxes	11,883	3,877	8,006

Net income	62,824	26,128	36,695

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(41)	52	(93)
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	1	(33)	34
Provision for special allowance for credit losses	56	—	56
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	—	—
Provision for contingent losses included in credit costs	(98)	85	(184)
Gains on loans written-off	0	—	0
Losses on sales of other loans, etc.	—	—	—

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	69,154	38,295	30,859
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	67,395	41,851	25,543

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BK and TB Combined including Trust Account

	(in millions of yen)
	As of June 30, 2021	As of March 31, 2021
Bankrupt or De facto Bankrupt	129,039	147,818
Doubtful	398,458	416,668
Special Attention	280,986	293,879
Non Performing Loans	808,484	858,366
Total loans	97,326,736	100,392,617
Non Performing Loans / Total loans	0.83%	0.85%

BK Non-consolidated

	(in millions of yen)
	As of June 30, 2021	As of March 31, 2021
Bankrupt or De facto Bankrupt	128,989	147,768
Doubtful	396,478	414,688
Special Attention	280,986	293,879
Non Performing Loans	806,453	856,336
Total loans	94,398,564	96,949,512
Non Performing Loans / Total loans	0.85%	0.88%

TB Non-consolidated

	(in millions of yen)
	As of June 30, 2021	As of March 31, 2021
Bankrupt or De facto Bankrupt	50	50
Doubtful	1,978	1,978
Special Attention	—	—
Non Performing Loans	2,028	2,028
Total loans	2,922,703	3,437,052
Non Performing Loans / Total loans	0.06%	0.05%

TB Non-consolidated: Trust Account

	(in millions of yen)
	As of June 30, 2021	As of March 31, 2021
Bankrupt or De facto Bankrupt	—	—
Doubtful	2	2
Special Attention	—	—
Non Performing Loans	2	2
Total loans	5,467	6,051
Non Performing Loans / Total loans	0.04%	0.03%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2021		As of March 31, 2021
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	4,215,021	33,103	3,903,764	35,380

	(in millions of yen)
	As of June 30, 2021		As of March 31, 2021
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Available-for-sale securities	75,859,443	3,732,360	73,892,007	3,749,919
Domestic equity securities	5,190,054	3,345,172	5,216,386	3,350,537
Domestic bonds	41,413,791	134,001	40,552,270	122,506
Other	29,255,597	253,187	28,123,350	276,874
Foreign equity securities	118,089	51,297	86,025	21,102
Foreign bonds	23,050,958	87,503	21,236,699	103,001
Other	6,086,549	114,385	6,800,625	152,770

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2021		As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	1,718,706	20,946	1,785,106	14,751
Stocks of subsidiaries and affiliates	625,594	379,892	625,594	527,522

	(in millions of yen)
	As of June 30, 2021		As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	57,510,416	2,735,542	57,463,835	2,711,253
Domestic equity securities	4,302,341	2,707,630	4,320,383	2,703,898
Domestic bonds	38,832,238	125,892	38,401,935	119,605
Other	14,375,836	(97,980)	14,741,516	(112,250)
Foreign equity securities	91,482	43,631	61,701	14,126
Foreign bonds	11,270,942	(140,885)	11,001,832	(179,648)
Other	3,013,411	(726)	3,677,982	53,270

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2021		As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	1,497,094	13,085	1,259,698	(1,968)
Stocks of subsidiaries and affiliates	66,545	1,435	67,814	2,389

	(in millions of yen)
	As of June 30, 2021		As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	12,421,059	882,828	11,016,988	853,279
Domestic equity securities	925,115	583,131	939,291	595,246
Domestic bonds	2,563,573	9,733	2,136,137	2,797
Other	8,932,370	289,963	7,941,559	255,235
Foreign equity securities	59	43	56	41
Foreign bonds	7,191,955	184,216	6,262,308	166,399
Other	1,740,355	105,703	1,679,194	88,794

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2021	For the three months ended June 30, 2020
ROE	10.85	5.39

Note:

ROE is computed as follows:

Profits attributable to owners of parent × 4	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2021	For the three months ended June 30, 2020
Average interest rate on loans and bills discounted	0.71	0.71
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.71	0.70

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.74	0.75
Interest rate spread	0.74	0.74

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2021	For the three months ended June 30, 2020
Average interest rate on loans and bills discounted	0.73	0.73
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.73	0.72

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.75	0.75
Interest rate spread	0.74	0.75

TB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2021	For the three months ended June 30, 2020
Average interest rate on loans and bills discounted	0.36	0.31
Average interest rate on deposits and NCD	0.02	0.03
Interest rate spread	0.34	0.28

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.66	0.63
Interest rate spread	0.64	0.60

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of June 30, 2021	As of March 31, 2021
Deposits (ending balance)	192,067,320	193,113,145
Deposits (average balance)	196,180,029	185,829,055
Loans (ending balance)	88,612,421	91,736,843
Loans (average balance)	91,079,896	95,408,988

	(in millions of yen)
	As of June 30, 2021	As of March 31, 2021
Domestic deposits (ending balance)*	165,273,706	165,816,616
Individuals	86,127,037	84,848,585

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of June 30, 2021	As of March 31, 2021
Deposits (ending balance)	181,241,830	182,239,930
Deposits (average balance)	185,197,764	174,690,226
Loans (ending balance)	85,821,207	88,447,036
Loans (average balance)	88,050,540	91,697,219

	(in millions of yen)
	As of June 30, 2021	As of March 31, 2021
Domestic deposits (ending balance)*	155,856,960	156,280,910
Individuals	79,681,941	78,277,523

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of June 30, 2021	As of March 31, 2021
Deposits (ending balance)	10,825,489	10,873,215
Deposits (average balance)	10,982,265	11,138,829
Loans (ending balance)	2,791,213	3,289,807
Loans (average balance)	3,029,355	3,711,769

	(in millions of yen)
	As of June 30, 2021	As of March 31, 2021
Domestic deposits (ending balance)*	9,416,745	9,535,706
Individuals	6,445,096	6,571,062

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2021	As of June 30, 2021
Assets:
Loans and bills discounted	413,435	437,676
Securities	59,314,971	58,764,726
Beneficiary rights to the trust	93,565,184	96,729,701
Securities held in custody accounts	3,636,243	4,029,725
Monetary claims	32,652,514	33,562,040
Tangible fixed assets	17,354,800	17,700,788
Intangible fixed assets	135,444	135,444
Other claims	3,154,313	1,607,863
Call loans	1,244,794	950,063
Due from banking account	10,043,198	8,890,777
Cash and due from banks	5,567,619	5,115,216

Total	227,082,519	227,924,022

Liabilities:
Money trusts	28,470,351	25,295,092
Pension trusts	12,004,133	12,186,378
Property formation benefit trusts	6,736	6,605
Investment trusts	98,512,832	100,585,445
Money entrusted other than money trusts	5,006,270	5,235,560
Securities trusts	5,949,600	5,934,142
Monetary claim trusts	30,677,531	30,475,388
Equipment trusts	156,727	144,368
Land and fixtures trusts	18,856	18,303
Composite trusts	46,279,479	48,042,737

Total	227,082,519	227,924,022

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.

	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 502,487 millions of yen as of March 31, 2021 and 509,587 millions of yen as of June 30, 2021, respectively.